SABINE PASS LIQUEFACTION, LLC

700 Milam Street, Suite 1900

Houston, Texas 77002

January 21, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3561

Washington, D.C. 20549

Attention: Laura Nicholson

Re:	Registration Statement on Form S-4 (No. 333-251933) of Sabine Pass Liquefaction, LLC

Dear Ms. Nicholson:

On behalf of Sabine Pass Liquefaction, LLC, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Washington, D.C. time, on January 25, 2021, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

SABINE PASS LIQUEFACTION, LLC

By:	/s/ Zach Davis
Zach Davis
Chief Financial Officer

Signature Page to Acceleration Request